UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     March                              , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date March 2, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No.TEL.150/PR000/COM-10/2007
RESULT OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Jakarta, March 2, 2007 — We hereby inform all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia,Tbk., abbreviated as PT TELKOM (hereafter referred to as the “Company”), that the Extraordinary General Meeting of Shareholders (the “Meeting”), which was held on February 28, 2007 in Jakarta, which discuss and decide the following agenda:
Agenda 1:	Restructurization of TELKOM’s Pension Fund.
Agenda 2:	The amendment of the Company’s plan to the shares bought back.
Agenda 3:	Approval of the implementation of Employee and Management Stock Option Plan.
Agenda 4:	Adjustment of the Company’s Board of Commissioners terms of office, which members were elected in Extraordinary General Meeting of Shareholders dated March 10, 2004, in accordance with the Company’s Article of Association and Law No.19/2003 regarding Stated-Owned Enterprise.
Agenda 5:	Approval of the changes of the member of the Company’s Board of Directors.
has approved and resolved the following matters:
Agenda 1
To disapprove the proposed resolution of the First Agenda of the Meeting. The Meeting then approved and resolved that the Company’s Board of Directors shall transfer the Pension Benefit from a Defined Benefit Program to become a Defined Contribution Program in stages and it must be reported in the Annual General Meeting of Shareholders for the 2006 (two thousand and six) financial year.
In implementing the transfer of the pension benefit, the Company’s Board of Directors shall comply with the statutory regulations and give due consideration to the principle of prudence, Good Corporate Governance principles, appropriate and proper principles and the financial situation of the Company, including, among other things, by synchronizing between the Past Service Liabilities and the annuity payments taken from the Pension Funds per 31 December 2006.
Agenda 2 and Agenda 3
To disapprove the proposed resolution of the Second Agenda of the Meeting.
Since the Second Agenda is related to the Third Agenda, therefore the Third Agenda is also disapproved.
Note:
The Company’s Commissioners are instructed to review all benefits received by the Company’s management and employees and compare them to those received by the subsidiaries’ management and employees to ensure that they are in accordance with the appropriate and proper principles.
Agenda 4
1.	To approve the adjustment of the term of office of members of the Company’s Board of Commissioners in line with the Company’s recent Articles of Association (Article 14 Paragraph 14) and Law No. 19 of 2003 on State-Owned Enterprises, and thus the term of office of the following members of the Board of Commissioners:

Commissioners:
a.	President Commissioner	:	Mr. TANRI ABENG
b.	Commissioner	:	Mr. ANGGITO ABIMANYU
c.	Commissioner	:	Mr. GATOT TRIHARGO
d.	Independent Commissioner	:	Mr. ARIF ARRYMAN
e.	Independent Commissioner	:	Mr. P. SARTONO
which previously based on the resolution of the Extraordinary General Meeting of Shareholders on 10 March 2004 was for three (3) years is changed to be five (5) years from the appointment date until 10 March 2009, provided that the provisions of the Articles of Association related to that term of office have been adjusted. This term of office shall be determined as the first term of office for the Commissioners.

2.	To grant authority to the Board of Directors of the Company with substitution rights to restate the resolution of this Meeting in a notarial deed and further notify the adjustment of the composition of the Board of Commissioners to the Department of Law and Human Rights of the Republic of Indonesia and register this composition with the Company Registry in accordance with the applicable statutory regulations.

Agenda 5
1.	To approve and accept the resignation requests of :
a.	Mr. ARWIN RASYID from his post as President Director;
b.	Mr. GARUDA SUGARDO from his post as Vice President Director;
c.	Mr. JOHN WELLY from his post as Director (HR Director);
d.	Mr. GUNTUR SIREGAR from his post as Director (Consumer Director);
as of the closing of this Meeting with gratitude for their services and dedication while serving as members of the Company’s Board of Directors.

To approve the dismissal with honor of Mr. ABDUL HARIS as Director (Director of Network and Solution) as of the closing of this Meeting with gratitude for his services and dedication while serving as a member of the Company’s Board of Directors.

2.	To appoint:
a.	Mr. RINALDI FIRMANSYAH as the new President Director replacing Mr. ARWIN RASYID.
b.	Mr. I NYOMAN GEDE WIRYANATA as Director (Network & Solution Director) replacing Mr. ABDUL HARIS.
c.	Mr. FAISAL SYAM as Director (Human Resources/Human Capital & General Affairs Director) replacing Mr. JOHN WELLY.
d.	Mr. ERMADY DAHLAN as Director (Consumer Director) replacing Mr. GUNTUR SIREGAR.
e.	Mr. SUDIRO ASNO as Director (Finance Director)
f.	Mr. PRASETIO as Director (Compliance & Risk Management Director).
g.	Mr. INDRA UTOYO as Director (Information Technology Director or Chief of Information Technology Officer)
4.	To approve Mr. ARIEF YAHYA to remain in office as Director (Enterprise and Wholesale Director).

5.	To approve the vacating of the post of Vice President Director.

so that the composition of the Board of Directors will be as follows:

BOARD OF DIRECTORS

President Director	:	Mr. RINALDI FIRMANSYAH
Director
(Finance Director)	:	Mr. SUDIRO ASNO
Director
(Human Resources/Human Capital &
General Affairs Director)	:	Mr. FAISAL SYAM
Director
(Consumer Director)	:	Mr. ERMADY DAHLAN
Director
(Network & Solution Director)	:	Mr. I NYOMAN GEDE WIRYANATA
Director
(Enterprise & Wholesale Director)	:	Mr. ARIEF YAHYA
Director
(Information & Technology Director or
Chief Information Technology Officer)	:	Mr. INDRA UTOYO
Director
(Compliance & Risk Management Director)	:	Mr. PRASETIO

—Provided that the term of office of Mr. I NYOMAN GEDE WIRYANATA, Mr. FAISAL SYAM, Mr. ERMADY DAHLAN, Mr. SUDIRO ASNO, Mr. PRASETIO and Mr. INDRA UTOYO is from the closing of the meeting until 28 February 2012, provided that the provisions of the Articles of Association related to that term of office have been adjusted.

—Whereas the term of office of Mr. RINALDI FIRMASYAH and Mr. ARIEF YAHYA is until the closing of the the Company’s Annual General Meeting of Shareholders convened in 2010.

6.	To grant authority to the Board of Directors of the Company with substitution rights to restate the resolutions of this Meeting in a notarial deed and further notify the change of the composition of the Board of Directors to the Department of Law and Human Rights of the Republic of Indonesia and register that composition with the Company Registry pursuant to the applicable statutory regulations.
HARSYA DENNY SURYO
VP Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk
Telp : 62-21-5215109
Fax  : 62-21-5220500
E-mail  : investor@telkom.co.id
Website : www.telkom.co.id